Exhibit 3.1

ARTICLE IV

Directors

Section 1. Number of Directors. (a) The authorized number of directors shall depend upon the number of shareholders. If there is only one shareholder, then there will only be one director. Whenever there is more than one shareholder, then there will be no less than five nor more than nine directors. The exact number of directors shall be fixed from time to time, within the limits specified in this subdivision, by an amendment of subdivision (b) of this section adopted by resolution of the Board of Directors.

(b) The exact number of directors shall be one (1) until changed as provided in subdivision (a) of this section. Notwithstanding the preceding sentence, at all times while there is one (1) shareholder of the corporation, said shareholder may, without amending these By-laws, determine that there shall be six (6) directors. Said shareholder may elect the aforementioned six (6) directors by noticing a meeting of the shareholders of the corporation. [Reserved]